SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Ann Taylor Stores Corp.
                          -----------------------------
                                 Name of Issuer

                                 Class A Common
                          -----------------------------
                          (Title of class of securities

                                    036115103
                          -----------------------------
                                  Cusip Number

Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described on Item 1; and, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page[s])

                                Page 1 of 4 pages

             CUSIP NO.   036115103     13G                     Page 2 of 4 pages

             Name of Reporting Person

             1.   Social security or IRS Identification No. of above person

                  Fleet Financial Group, Inc.
                  05-0341324

             2.   Check the appropriate box if a member of a group*
                                                                         (a) [ ]
                                                                         (b) [ ]

             3.   SEC Use Only

             4.   Citizenship of place of organization

                  One Federal Street, Boston, Massachusetts 02110

             5.   Sole Voting Power

   Number         25,000

 of Shares

Beneficially 6.   Shared Voting Power

  Owned by        1,799,484

    Each

  Reporting  7.   Sole Dispositive Power

   Person         25,000

    with

             8.   Shared Dispositive Power

                  1,686,400

  9.    Aggregate amount beneficially owned by each reporting person

                  1,824,484

  10.   Check box if the aggregate amount in row (9) excludes certain shares*


  11.   Percent of class represented by amount in row (9).

                  7.12%

  12.   Type of reporting person*

                  Holding company

                                                               Page 3 of 4 pages


 Item 1(a) Name of Issuer:  Ann Taylor Stores Corp.

 Item 1(b) Address of Issuer's Principal Executive Offices:

           142 West 57th Street, New York, NY  10019

 Item 2(a) Name of Person Filing:  Fleet Financial Group, Inc.

 Item 2(b) Address of Principal Business Office, or if none, Residence:

           One Federal Street, Boston, Massachusetts   02110

 Item 2(c) Citizenship:  Massachusetts

 Item 2(d) Title or Class of Securities:            Common

 Item 2(e) CUSIP Number:                          036115103

 Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 (a) ( )   Broker or Dealer registered under Section 15 of the Act

 (b) ( )   Bank as defined in Section 3(a)(6) of the Act

 (c) ( )   Insurance Company as defined in Section 3(a)(19) of the Act

 (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

 (e) ( ) Investment Adviser registered under Section 203 of the Investment Company Act

 (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

 (g) (X) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

 (h) ( )   Group, in accordance with 240.13d-1(b)(1)(ii)(H)

 Item 4.   Ownership

 (a)       Amount beneficially owned:       1,824,484

 (b)       Percent of Class:                7.12%

 (c)       Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:               25,000

            (ii)  Shared power to vote or to direct the vote:          1,799,484

            (iii) Sole power to dispose or to direct the disposition of:  25,000

            (iv)  Shared power to dispose or to direct the disposition of:
                                                                       1,686,400

                                                               Page 4 of 4 pages


 Item 5.    Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

 Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

            N/A

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

            Exhibit A attached.

 Item 8.    Identification and Classification of Members of the Group.

            N/A

 Item 9.    Notice of Dissolution of Group.

 Item 10.   Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Signature  After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

 Date       February 13, 1998

 Signature  /s/  Gunnar S. Overstrom

 Name/Title Gunnar S. Overstrom, Vice Chairman
            Fleet Financial Group

                            ANN TAYLOR STORES CORP.

                                    EXHIBIT A

SUBSIDIARY ACQUIRING SECURITIES                              CLASSIFICATION
-------------------------------                              --------------

Columbia Management Company                                  Bank
Columbia Funds Management Company                            Bank
Columbia Special Fund, Inc.                                  Bank
Fleet Investment Advisors                                    Bank